EXHIBIT 99.1

For Immediate Release 22-22-TR	Date:	April 4, 2022

Teck Contributes $2.5 million to New ‘Teck Emergency Department’ Featuring Antimicrobial Copper at Royal Inland Hospital

Kamloops, B.C. — Royal Inland Hospital Foundation and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that Teck has made a $2.5 million contribution towards the hospital’s new emergency department. The new Teck Emergency Department will feature the installation of innovative antimicrobial copper surfaces and equipment to help protect patients and healthcare workers.

When complete, the newly renovated emergency department will offer expanded care and enhanced patient outcomes in one of the busiest emergency departments in British Columbia’s Interior region. The facility upgrades will result in reduced wait times for access to treatment for people when they need it most. Teck’s donation will also facilitate innovation within the department, including antimicrobial copper surfaces and equipment that reduce the spread of infectious disease.

Copper has unique antimicrobial properties and is proven effective in eliminating up to 99.9 per cent of harmful bacteria within two hours of contact. When installed in high-touch, high-traffic locations, copper can help reduce the spread of infectious disease. Research has shown that every year patients in Canada contract infections in healthcare settings and copper’s antimicrobial properties are a proven tool to help minimize this risk.

This donation builds on more than 25 years of support to Royal Inland Hospital Foundation by Teck and its employees at Teck Highland Valley Copper Operations. This support is also the latest in a series of contributions made to hospitals across B.C. such as St. Paul’s Hospital, Vancouver General Hospital and Kootenay Boundary Regional Hospital which include installation of antimicrobial copper surfaces as part of Teck’s Copper & Health program.

The redevelopment of the Royal Inland Hospital emergency department is a part of Interior Health’s Phil & Jennie Gaglardi Tower Phase 2 renovations. Construction of the new Teck Emergency Department begins in July 2022 and will take place in phases, with the department remaining open to patients for the duration of the project. Phase 2 renovations are scheduled to be complete in 2026.

Click here for a rendering of the Teck Emergency Department.

Quotes:

Don Lindsay, President and CEO, Teck –

“Through our Copper & Health program Teck is helping to make communities safer through the use of antimicrobial copper in public spaces. Royal Inland Hospital provides care in the same region as our Highland Valley Copper operation and we’re very proud to make this important contribution supporting the health and wellbeing of health care workers, patients and the public for years to come.”

Jim Reynolds, Chair, RIH Foundation Together We Rise Tower Campaign –

“Our healthcare region is vast, with RIH at the center of a large geographical region that includes over 225,000 citizens. At some point in time, it’s likely that everyone will require healthcare services, either within their communities or at RIH. Our sincerest thank you to Teck, it’s management and employees, for their generous support, and their desire to improve health care offered at Royal Inland Hospital. It truly takes a community to come together and build a world-class hospital that can consistently deliver exceptional patient care and provide necessary services through its Emergency Department. Our Time Is Now. Together We Rise.”

Dr. Alan Vukusic, RIH emergency department physician/ redevelopment physician lead -

“Royal Inland Hospital provides specialized emergency care for people across the Thompson Cariboo Shuswap region and the upcoming expansion and redesign of our emergency department will give all residents of the region a welcoming facility that enhances patient care. This modern renovation focuses on improved efficiency, comfort and safety for patients and families. This donation will help us bring the care we provide in the emergency department to an exceptional level.”

Heidi Coleman, CEO, RIH Foundation –

“Teck’s gift will help ensure RIH’s capacity to keep pace with the complex, urgent care needs of Kamloops’ growing and aging population and the demand for specialized, interdisciplinary care. As the only tertiary referral hospital in our area, the new Teck Emergency Department at RIH will thoroughly and dramatically transform patient-centred care within our community.”

About Teck’s Copper & Health Program

Through its Copper & Health program, Teck has funded numerous initiatives across a range of industries and public facilities to help improve health and safety in high-traffic, high-touch areas through the installation of antimicrobial copper. Teck’s Copper & Health program has installed copper surfaces in a number of healthcare facilities, including Vancouver General Hospital and St. Paul’s Hospital, on public transit in partnership with TransLink and Toronto Transit Commission, and in schools through partnerships with BCIT, SFU and UBC. There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit www.coppersaveslives.com.

About RIH Foundation

Royal Inland Hospital (RIH) Foundation was incorporated in 1983. Its mission is to inspire donors to give and to build a meaningful relationship to support the hospital and the community’s health care needs. The Foundation supports this mission through a variety of community fundraising activities, including special events, legacy giving and charitable gifts from individuals, corporations and other charitable funding partners. Located in Kamloops, RIH is the only tertiary acute care hospital in the Thompson Cariboo Shuswap area, providing high-level, specialty medical care. It serves as a catchment area for over

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250,000 British Columbians. RIH is also an important training centre, including nursing students from Thompson Rivers University, pharmacy residents and medical students from the University of British Columbia.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Royal Inland Hospital Foundation Media Contact:

Marisa Bertoli

Marketing & Communications Specialist

250-819-9363

Marisa.Bertoli@interiorhealth.ca

Teck Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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